  Exhibit 99.6
Relevant part of the Board of Directors Meeting Minutes of Central Puerto S.A.

from May 13, 2019

Minutes No. 340: In the City of Buenos Aires, on this May 13, 2019 the Board of Directors of CENTRAL PUERTO S.A. (the “Company” or “CPSA”, indistinctly), meet with the presence of Directors Osvaldo Arturo RECA, Miguel DODERO, José Luis MOREA, Juan José SALAS, Diego PETRACCHI, Tomás PERES, Tomás WHITE, Jorge RAUBER, Cristián LOPEZ SAUBIDET, Jorge VILLEGAS, are present at the meeting and Liliana MURISI, who is present via videoconference. Messrs. Eduardo EROSA, Cesar HALLADJIAN, and Juan NICHOLSON, members of the Statutory Audit Committee attend the meeting. The quorum required is met and so the meeting starts at 11:00 a.m., the fifth item of the Order of Business was open for discussion:: 5) APPROVAL OF THE CONSOLIDATED INCOME STATEMENT, CONOSLIDATED GENERAL INCOME STATEMENT, CONSOLIDATED STATEMENT OF FINANCIAL POSITION, CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY, CONSOLIDATED CASH FLOW STATEMENT, SUPPLEMENTARY NOTES, INDIVIDUAL INCOME STATEMENT, INDIVIDUAL GENERAL INCOME STATEMENT, INDIVIDUAL STATEMENT OF FINANCIAL POSITION, INDIVIDUAL CASH FLOW STATEMENT, INFORMATIVE SUMMARY AND ADDITIONAL INFORMATION TO THE NOTES TO FINANCIAL STATEMENTS – SECTION 12, TITLE III, CHAPTER IV, REGULATIONS (N.T. 2013) OF THE ARGENTINE SECURITIES AND EXCHANGE COMMISSION FOR THE THREE-MONTH PERIOD ENDED ON MARCH 31, 2019. Mr. Osvaldo RECA requests Mr. Juan Avigliano to present the topic. Mr. Juan Avigliano takes the floor and informs that the Board of Directors needs to consider and approve the Consolidated Income Statement, Consolidated General Income Statement, Consolidated Statement of Financial Position, Consolidated Statement of Changes in

Shareholder’s Equity, Consolidated Cash Flow Statement, Supplementary Notes, Individual Income Statement, Individual General Income Statement, Individual Statement of financial Position, Individual Cash Flow Statement, Informative Summary and Additional Information to the Notes to Financial Statements – Section 12, Title III, Chapter IV, of the regulations of the Argentine Securities and Exchange Commission (N.T. 2013), for the three-month period ended on March 31, 2019, documentation that was provided to the Directors well in advance. After a brief debate and knowing the Statutory Audit Committee report and the Independent Auditors’ reports, the Board of Directors unanimously approve the Consolidated Income Statement, Consolidated General Income Statement, Consolidated Statement of Financial Position, Consolidated Statement in Shareholder’s Equity, Consolidated Cash Flow Statement, Supplementary Notes, Individual Income Statement, Individual General Income Statement, Individual Statement of Financial Position, Individual Cash Flow Statement, Informative Summary and Additional Information to the Notes to Financial Statements – Section 12, Title III, Chapter IV, Argentine Securities and Exchange Commission for the three-month period ended on March 31, 2019. Messrs. Eduardo EROSA, Cesar HALLADJIAN, and Juan NICHOLSON certify the affirmative vote of Mrs. MURISI via videoconference. Mr. Osvaldo RECA continues on the floor and informs of the status of compliance with General Resolution 611/12, Argentine Securities and Exchange Commission. In that regard, Mr. Osvaldo RECA states that the Company knows that the Professional Accounting Regulations (NCP, for its acronym in Spanish) and the International Financial Reporting Standards (I
FRS) (the “Standards”) have been reconciled. The Standards apply to the investments the Company has with the corporations Termoeléctrica Manuel Belgrano S.A., Termoeléctrica José de San Mart’n S.A., Central Vuelta de Obligado S.A., Transportadora de Gas del Mercosur S.A, CP Renovables S.A., Central Aimé Painé S.A., Parques Eólicos Australes S.A, Vientos La Genoveva S.A.U, Vientos La Genoveva II S.A.U and Proener S.A.U. All these Corporations are periodically overseen by the Company, thus concluding that any significant batch that should be considered in a different manner under the Regulations has been considered during the Regulations reconciliation. Therefore, the Directors unanimously approve the Regulations reconciliation. Messrs. Eduardo EROSA, Cesar HALLADJIAN, and Juan NICHOLSON certify the affirmative vote of Mrs. MURISI via videoconference.
(…) There being no further business to be transacted, the meeting is adjourned at 12:00 p.m.

Leonardo Marinaro
Head of Securities Market Relations
Central Puerto S.A.